United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Name of Issuer - OSHAP Technologies LTD

Title or Class of Securities - Common Stock

CUSIP Number - 671039105

Check the following box if a fee is being paid with this statement [ ].

Cusip No. 671039105

Page 2 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Companies, Inc. - 43-1325032


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware


5.   Sole voting power

     637,800


6.   Shared voting power

     0


7.   Sole dispositive power

     637,800


8.   Shared dispositive power

     0


9.   Aggregate amount beneficially owned by each reporting person

     637,800


10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     5.1%


12.  Type of reporting person*

     HC

Cusip No. 671039105

Page 3 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Investment Management, Inc. - 44-0640487


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware


5.   Sole voting power

     637,800


6.   Shared voting power

     0


7.   Sole dispositive power

     637,800


8.   Shared dispositive power

     0


9.   Aggregate amount beneficially owned by each reporting person

     637,800


10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     5.1%


12.  Type of reporting person*

     IA

Cusip No. 671039105

Page 5 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     James E. Stowers, Jr. - ###-##-####


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     United States


5.   Sole voting power

     637,800


6.   Shared voting power

     0


7.   Sole dispositive power

     637,800


8.   Shared dispositive power

     0


9.   Aggregate amount beneficially owned by each reporting person

     637,800


10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     5.1%


12.  Type of reporting person*

     IN

SCHEDULE 13G


Item 1(a).   NAME OF ISSUER

     OSHAP Technologies LTD


Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     16 Hagalim Blvd.
     Herzlia 46733 Israel


Item 2(a).   NAME OF PERSONS FILING

     American Century Companies, Inc., on its behalf and on behalf of:

     American Century Investment Management, Inc.
     James E. Stowers, Jr.


Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     4500 Main Street
     P.O. Box 418210
     Kansas City, MO 64141-9210
     Attn:  David H. Reinmiller


Item 2(c).   CITIZENSHIP

     Delaware


Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock


Item 2(e).     CUSIP NO.

     671039105


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

     (g)  [ X ]   Parent Holding Company, in accordance with
               Rule 13d-1(b)(ii)(G) (Note:  See Item 7).


Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

          637,800

     (b)  Percent of class:

          5.1%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               637,800

          (ii) shared power to vote or to direct the vote:

               0

          (iii)sole power to dispose or to direct the disposition of:

               637,800

          (iv) shared power to dispose or to direct the disposition of:

               0

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     American Century Investment Management, Inc. ("ACIM"), a registered investment adviser and a wholly-owned subsidiary of American Century Companies, Inc., manages, pursuant to management agreements, the investments of thirteen registered investment companies, American Century Mutual Funds, Inc., American Century World Mutual Funds, Inc., American Century Capital Portfolios, Inc., American Century Variable Portfolios, Inc., American Century Premium Reserves, Inc., American Century Strategic Asset Allocations, Inc., American Century Municipal Trust, American Century Quantitative Equity Funds, Inc., American Century International Bond Funds, Inc., American Century Investment Trust, American Century Government Income Trust, American Century Target Maturities Trust, and American Century California Tax-Free and Municipal Funds, Inc., and manages, pursuant to sub-advisory agreements, the investments of two registered investment companies, American Skandia Trust and American Skandia Advisor Funds, Inc. ACIM also manages the assets of institutional investor accounts. The securities that are the subject of this report are owned by and held for such investment companies and separate institutional investor accounts. Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for such investment companies and separate institutional investor accounts.

     For further information regarding the ownership of the securities that are the subject of this report, see Exhibit A attached hereto.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     See attached Exhibits A and B.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A


Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A


Item 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 5, 1998              AMERICAN CENTURY COMPANIES, INC.
     Date

                               By: /s/ William M. Lyons
                                   William M. Lyons
                                   President

EXHIBIT A

IDENTITY AND ITEM 3 CLASSIFICATION OF A SUBSIDIARY OF PARENT HOLDING COMPANIES

     This Schedule 13G is being filed by American Century Companies, Inc. ("ACC"). American Century Investment Management, Inc. ("ACIM"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is a wholly-owned subsidiary of ACC. Mr. James E. Stowers, Jr., controls ACC by virtue of his beneficial ownership of a majority of the voting stock of ACC.

     As a result of its status as investment advisor to thirteen investment companies registered under Section 8 of the Investment Company Act and to several institutional investors, ACIM is deemed to be the beneficial owner of more than 5% of the class of securities which are the subject of this report.

     ACC, as a result of its control of ACIM, and Mr. Stowers, as a result of his control of ACC, are also deemed to beneficially own all such securities deemed to be beneficially owned by ACIM. Mr. Stowers, ACC and ACIM all disclaim beneficial ownership of such securities.

     This Schedule 13G is being filed by ACC on behalf of ACC, ACIM and Mr. Stowers.

EXHIBIT B

Rule 13d-1(f)(1)(iii) Agreement


     Each of the undersigned hereby agrees and consents to the execution and joint filing on its or his behalf by American Century Companies, Inc. of this
Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule at December 31, 1997.

     Dated this 5th day of February, 1998.

                                American Century Companies, Inc.


                                By: /s/ William M. Lyons

                                    William M. Lyons
                                    President


                                American Century Investment Management, Inc.


                                By: /s/ William M. Lyons

                                    William M. Lyons
                                    Executive Vice President


                                    /s/ James E. Stowers, Jr.

                                    James E. Stowers, Jr.
                                    Under Power of Attorney dated 2/3/97
                                    on file with Schedule 13G for
                                    U.S. Robotics, Inc. filed 2/3/97